EXHIBIT 29


                      [LETTERHEAD OF OXFORD GLYCOSCIENCES]

Professor Max M Burger
Pfaffenrainstrasse 5
CH4103 Bottmingen
Switzerland

18 March 2001

Dear Max

                       Extension of Letter of Appointment

On behalf of the Company, I write to confirm the revised term of your appointment letter dated 18 March 1998. Your appointment as a Director of the Company will be extended until the 2001 Annual General Meeting of the Company, currently scheduled for 10 May 2001. The other terms of your appointment are unaffected by this amendment.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely


/s/ John Ilett

John Ilett
Company Secretary

I confirm my acceptance and agreement to the above


Signed: /s/ Max M. Burger
        -----------------------
        Max M Burger